FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2005

ABBEY NATIONAL PLC
(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . .. .

ABBEY NATIONAL PLC ISIN XS0096105456

Confirmation of Redemption to Holders of
euro 100,000,000 6.00 per cent. Step Down Perpetual Callable Subordinated Notes

Abbey National plc hereby confirms that it has given notice in accordance with the terms of its euro 100 million 6.00 per cent. Step Down Perpetual Callable Subordinated Notes issued in April 1999 that on 19 April, 2005 it will redeem all of its outstanding 6.00 per cent. Step Down Perpetual Callable Subordinated Notes at a redemption price equal to 100% of the principal amount thereof, together with accrued interest payable, if any.

Dated: 5April, 2005

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 5 April 2005	By: /s/ Gail McGrath
Gail McGrath Abbey Secretariat